<SUBMISSION>

<TYPE> SC 13D

<LIVE>

<DOCUMENT-COUNT> 1

<SROS> NASD

<FILER>

<CIK> 0001106501

<CCC> oq*xc4in

</FILER>

<SUBJECT-COMPANY>

<CIK> 0000081318

<NAME> PYRAMID OIL COMPANY

<IRS-NUMBER> 94-0787340

</SUBJECT-COMPANY>

<DOCUMENT>

<TYPE> SC 13D

<TEXT>

<html>

<head>

<title>Schedule 13D</title>

</head>

<body bgcolor="#FFFFFF" link="#807331" vlink="#FF0000">

<h4 align="center">UNITED STATES</h4>

<h4 align="center">SECURITIES AND EXCHANGE COMMISSION </h4>

<h4 align="center">Washington, D.C. 20549</h4>

<h3 align="center">SCHEDULE 13D/A</h3>

<h4 align="center">Under the Securities Exchange Act of 1934 </h4>

<h4 align="center">(Amendment No. 6)*</h4>

<pre>

<strong>PYRAMID OIL COMPANY OF CALIFORNIA</strong></pre>

<hr noshade width="640">

(Name of Issuer)

<pre>

<strong>COMMON STOCK</strong></pre>

<hr noshade width="640">

(Title of Class of Securities)

<pre>

<strong>747215101</strong></pre>

<hr noshade width="640">

(CUSIP Number)

<pre>

<strong>RONALD ZLATNISKI, 731 PRINCE RD, GREENSBORO, NC 27455 (336) 282-3078</strong></pre>

<hr noshade width="640">

(Name, Address and Telephone Number of Person<br>

Authorized to Receive Notices and Communications)

<pre>

<strong>January 28, 2002</strong></pre>

<hr noshade width="640">

(Date of Event which Requires Filing of this

Statement)

<blockquote>

If the filing person has previously filed a statement on

Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of

240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the

following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom

copies are to be sent.

<sup>*</sup> The remainder of this cover page shall be

filled out for a reporting person's initial filing on this

form with respect to the subject class of securities, and for any subsequent amendment containing information which would

alter disclosures provided in a prior cover page.

The information required on the remainder of this cover

page shall not be deemed to be "filed" for the

purpose of Section 18 of the Securities Exchange Act of 1934

("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other

provisions of the Act (however, see the Notes).

</blockquote>

<table border="0" cellpadding="4" cellspacing="0" width="640">

<tr>

<td align="center" colspan="4"> CUSIP No. <strong>747215101</strong>

</td>

</tr>

<tr>

<td align="center" colspan="4"><hr noshade>

</td>

</tr>

<tr>

<td align="center"> </td>

<td align="right">1.</td>

<td align="center" colspan="2"> Names of

Reporting Persons. I.R.S. Identification Nos. of above

persons (entities only).

</td>

</tr>

<tr>

<td align="center"> </td>

<td align="center"><br>

</td>

<td align="center" colspan="2"> <strong>RONALD

A. ZLATNISKI</strong>

</td>

</tr>

<tr>

<td align="center"> </td>

</tr>

<tr>

<td align="center" colspan="4"><hr noshade>

</td>

</tr>

<tr>

<td align="center"> </td>

<td align="right">2.</td>

<td align="center" colspan="2"> Check the

Appropriate Box if a Member of a Group (See Instructions)

</td>

</tr>

<tr>

<td align="center"> </td>

<td align="center"> </td>

<td align="center">(a) </td>

<td align="center"> <strong>X</strong>

</td>

</tr>

<tr>

<td align="center"> </td>

</tr>

<tr>

<td align="center"> </td>

<td align="center"> </td>

<td align="center">(b)</td>

<td align="center">..........................................................................................................................................</td>

</tr>

<tr>

<td align="center" colspan="4"><hr noshade>

</td>

</tr>

<tr>

<td align="center"> </td>

<td align="right">3.</td>

<td align="center" colspan="2"> SEC Use

Only

</td>

</tr>

<tr>

<td align="center" colspan="4"><hr noshade>

</td>

</tr>

<tr>

<td align="center"> </td>

<td align="right">4.</td>

<td align="center" colspan="2"> Source of

Funds (See Instructions) <strong>PF</strong>

</td>

</tr>

<tr>

<td align="center" colspan="4"><hr noshade>

</td>

</tr>

<tr>

<td align="center"> </td>

<td align="right">5.</td>

<td align="center" colspan="2">Check if Disclosure of

Legal Proceedings Is Required Pursuant to Items 2(d) or

2(e) </td>

</tr>

<tr>

<td align="center"> </td>

</tr>

<tr>

<td align="center" colspan="4"><hr noshade>

</td>

</tr>

<tr>

<td align="center"> </td>

<td align="right">6.</td>

<td align="center" colspan="2"> Citizenship

or Place of Organization: <strong>UNITED STATES OF

AMERICA</strong>

</td>

</tr>

<tr>

<td align="center"> </td>

</tr>

<tr>

<td align="center" colspan="4"><hr noshade>

</td>

</tr>

<tr>

<td align="center"> </td>

</tr>

<tr>

<td align="center" rowspan="8" colspan="2">Number of<br>

Shares<br>

Beneficially<br>

Owned by<br>

Each<br>

Reporting<br>

Person With</td>

</tr>

<tr>

<td align="right">7.</td>

<td align="center"> Sole Voting Power: <strong>142,964</strong>

</td>

</tr>

<tr>

<td align="center" colspan="2"><hr noshade>

</td>

</tr>

<tr>

<td align="right">8.</td>

<td align="center"> Shared Voting Power: <strong>148,564

</strong>/1/

</td>

</tr>

<tr>

<td align="center" colspan="2"><hr noshade>

</td>

</tr>

<tr>

<td align="right">9.</td>

<td align="center"> Sole Dispositive

Power: <strong>142,964</strong>

</td>

</tr>

<tr>

<td align="center" colspan="2"><hr noshade>

</td>

</tr>

<tr>

<td align="right">10.</td>

<td align="center"> Shared Dispositive

Power:<strong> 148,564 /</strong>1/

</td>

</tr>

<tr>

<td align="center"> </td>

</tr>

<tr>

<td align="center" colspan="4"><hr noshade>

</td>

</tr>

<tr>

<td align="center"><br>

</td>

<td align="right">11.</td>

<td align="center" colspan="2"> Aggregate

Amount Beneficially Owned by Each Reporting Person: <strong>148,964

</strong>/1/

/1/ Includes 5,600 shares held by

Virginia Zlatniski, wife of Ronald Zlatniski

</td>

</tr>

<tr>

<td align="center" colspan="4"><hr noshade>

</td>

</tr>

<tr>

<td align="center"> </td>

<td align="right">12.</td>

<td align="center" colspan="2"> Check if

the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions)

</td>

</tr>

<tr>

<td align="center" colspan="4"><hr noshade>

</td>

</tr>

<tr>

<td align="center"> </td>

<td align="right">13.</td>

<td align="center" colspan="2"> Percent of

Class Represented by Amount in Row (11): <strong>5.95%</strong>

</td>

</tr>

<tr>

<td align="center" colspan="4"><hr noshade>

</td>

</tr>

<tr>

<td align="center"> </td>

<td align="right" valign="top">14.</td>

<td align="center" colspan="2"> Type of

Reporting Person (See Instructions):

Individual

</td>

</tr>

<tr>

<td align="center" colspan="4"><hr noshade>

</td>

</tr>

</table>

<table border="0" cellpadding="4" cellspacing="0" width="640">

<tr>

<td>Item 1.</td>

<td colspan="2">Security and Issuer</td>

</tr>

<tr>

<td> </td>

</tr>

<tr>

<td colspan="3">This statement relates to the Common

Stock of Pyramid Oil Company of California. The address

is: 2008 21st Street, Bakersfield, CA 93301</td>

</tr>

<tr>

<td colspan="3"> </td>

</tr>

<tr>

<td>Item 2.</td>

<td colspan="2">Identity and Background:</td>

</tr>

<tr>

<td> </td>

</tr>

<tr>

<td colspan="3">This statement is filed by Mr. Ronald A.

Zlatniski, a United States Citizen, residing at:

731 Prince Road, Greensboro, NC. His employer is

Central Carolina Bank and Trust Company, P.O. Box

30010, Durham, NC 27702. In the past five years, Mr.

Zlatniski has been employed in various administrative

positions within the banking, trust and securities

industries. Mr. Zlatniski has held both NASD Series 7

and 63 licenses, both of which are expired.

Within this time, Mr. Zlatniski has also held positions

at North Carolina Trust (Greensboro, NC), NationsBank

(Greensboro, NC) and The Suffolk County National Bank,

(Riverhead, NY). Mr. Zlatniski was a Bank Officer at The

Suffolk County National Bank in the Investor Relations

Department.

Mr. Zlatniski has not been convicted in any criminal

proceeding (excluding minor traffic violations or similar

misdemeanors), nor has been party to a civil proceeding

of judicial or administrative body of competent

jurisdiction subjecting him to a judgement, decree or

final order enjoining future violations of, or

prohibiting or mandating activities subject to Federal or

State Securities laws or finding any violation with

respect to such laws.

</td>

</tr>

<tr>

<td>Item 3.</td>

<td colspan="2">Source and Amount of Funds or Other

Consideration</td>

</tr>

<tr>

<td> </td>

</tr>

<tr>

<td colspan="3">All shares were purchased with personal

funds in Individual Retirement Accounts (IRAs) or Personal

Brokerage accounts held in the name of Ronald

Zlatniski, except for 5,600 shares held in an

IRA in the name of Virginia Zlatniski, as disclosed

above.</td>

</tr>

<tr>

<td colspan="3"> </td>

</tr>

<tr>

<td>Item 4.</td>

<td colspan="2">Purpose of Transaction</td>

</tr>

<tr>

<td> </td>

</tr>

<tr>

<td colspan="3">The shares of Pyramid Oil referenced in

this statement were purchased for investment purposes.

Mr. Zlatniski continues to closely monitor the

financial condition and direction of the Company. Mr.

Zlatniski may acquire additional shares of the

Company in the future, or dispose of some or all of

his holdings depending on conditions such as the

availability of shares and the financial performance and/or

direction of the Company. Mr. Zlatniski may decide to

nominate a director to the Board of Directors or

submit proposals to shareholders or management

in the future. Such proposals would depend upon

many factors, including the financial condition and

direction of the company, and/or other such business

decisions made by management. At the present time, Mr.

Zlatniski is satisfied with the performance and

direction of the company. Mr. Zlatniski also intends to

meet with management within the next thirty weeks to

informally discuss company matters and direction.</td>

<td> </td>

</tr>

<tr>

<td colspan="3"> </td>

</tr>

<tr>

<td>Item 5.</td>

<td colspan="2">Interest in Securities of the Issuer</td>

</tr>

<tr>

<td colspan="3">The aggregate number of shares covered by

this filing is 148,564 or 5.95% of the outstanding

common stock of Pyramid Oil Company. Approximately 86,560

shares are held in an IRA in the name of Mr. Zlatniski,

and 5,600 shares are held in an IRA in the name of his

Wife, Virginia Zlatniski. The remaining shares are held in

Various brokerage accounts, registered in the

name of Ronald A. Zlatniski, solely. Mr. Zlatniski has

sole power to dispose of and vote 142,964 shares, and

Mrs. Virginia Zlatniski has sole power to dispose of and

vote on 5,600 shares. An additional 1,400 shares of stock were purchased in January 2002 on the NASDAQ Bulletin Board at the

price of $1.00 per share.</td>

</tr>

<tr>

<td valign="top">Item 6.</td>

<td colspan="2">Contracts, Arrangements,

Understandings or Relationships with Respect to

Securities of the Issuer</td>

</tr>

<tr>

<td>None.</td>

</tr>

<tr>

<td colspan="3"> </td>

</tr>

<tr>

<td>Item 7.</td>

<td colspan="2">Material to Be Filed as Exhibits</td>

</tr>

<tr>

<td>None.</td>

</tr>

</table>

<h3 align="center">Signature</h3>

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this

statement is true, complete and correct.

<table border="0" cellpadding="0" cellspacing="0" width="640">

<tr>

<td>January 28, 2002</td>

</tr>

<tr>

<td><hr noshade>

</td>

</tr>

<tr>

<td valign="top">Date</td>

</tr>

<tr>

<td><br>

/s/ Ronald A. Zlatniski</td>

</tr>

<tr>

<td><hr noshade>

</td>

</tr>

<tr>

<td valign="top">Signature</td>

</tr>

<tr>

<td> </td>

</tr>

<tr>

<td><br>

Ronald A. Zlatniski</td>

</tr>

<tr>

<td><hr noshade>

</td>

</tr>

<tr>

<td valign="top">Name/Title</td>

</tr>

</table>

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.

If the statement is signed on behalf of a person by his

authorized representative (other than an executive officer or general partner of the filing person), evidence of the

representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the

Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

<h4 align="center">Attention: Intentional misstatements or

omissions of fact <br>

constitute Federal criminal violations (See 18 U.S.C. 1001)</h4>

</body>

</html>

</TEXT>

</DOCUMENT>

</SUBMISSION>